UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
APOLLO GOLD CORPORATION

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
03761E

(CUSIP Number)
Glenn Laing
1540 Cornwall Road, Suite 212
Oakville, Ontario L6J 7W5
Canada
(905) 815-9855

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 31, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           03761E

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

ST ANDREW GOLDFIELDS LTD. (This entity does not have an I.R.S. Identification No.)

2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) N/A (b) N/A

3.	SEC Use Only

4.	Source of Funds (see instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or place of organization ONTARIO, CANADA

Number of
Shares
Beneficially
Owned by Each
Reporting
Person With:

7.	Sole Voting Power	28,675,000

8.	Shared Voting Power	N/A

9.	Sole Dispositive Power	28,675,000

10.	Shared Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,675,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 20.0% (See Note 1)

14.	Type of Reporting Person (See Instructions) CO

Note 1:	All percentages are required to be rounded off to nearest tenth (one place after decimal point). Based on a total issued and outstanding number of 143,467,186 shares of common stock as at August 6, 2007 as reported in the Issuer’s most recently filed Form 10-Q, the 28,675,000 shares of common stock held by the reporting person represents approximately 19.99% of the total issued and outstanding shares of common stock of the Issuer.

This statement on Schedule 13D amends and supplements the statements on Schedule 13D dated January 12, 2007, February 2, 2007, February 16, 2007 and September 4, 2007, each of which were filed by St Andrew Goldfields Ltd. pursuant to Rule 13d-1(d) under the Securities and Exchange Act of 1934, as amended. This amendment is being filed as the table in Item 2(f) has been revised to include the names of two significant shareholders of St. Andrew Goldfields Ltd.
Item 1. Security and Issuer
This statement relates to the common stock of Apollo Gold Corporation (“Apollo Gold”), a Colorado corporation. Apollo Gold maintains its principal office at 5655 South Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220.
Item 2. Identity and Background
a.	Name

St Andrew Goldfields Ltd. (“St Andrew”), a corporation incorporated pursuant to the laws of the Province of Ontario in Canada.

b.	Residence or business address 1540 Cornwall Road Suite 212 Oakville, Ontario Canada L6J 7W5

c.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

See section f below.

d.	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

No executive officer, director or person controlling St Andrew has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

No executive officer, director or person controlling St Andrew, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and no executive officer, director or person controlling St Andrew was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship.

The following table sets out the name, principal occupation and citizenship of every executive officer, director or person controlling of St Andrew as of the date hereof.

Name	Principal Occupation	Citizenship
Herbert Abramson Ontario, Canada Chairman and Director	Chairman and Chief Executive Officer, Trapeze Capital Corp. (investment management company)	Canadian

Stephen Burns, C.A. Ontario, Canada Director	Businessman	Canadian

Glenn Laing Ontario, Canada President and Chief Executive Officer and Director	President and Chief Executive Officer of St Andrew Goldfields Ltd.; President of Silverbridge Capital Inc. (private investment company and limited market dealer)	Canadian

Paul C. Jones Colorado, USA Director	Businessman	American

Warren Seyffert Ontario, Canada Director	Counsel to Lang Michener LLP (law firm)	Canadian

Bernard Kraft, C.A Ontario, Canada Director	Sr. Partner, Kraft, Berger, Grill, Schwartz, Cohen & March LLP (chartered accounting firm)	Canadian

Gerald Slan, C.A Ontario, Canada Director	President, Slan Advisors Inc. (consulting firm)	Canadian

Louis Gignac Quebec, Canada Director	Businessman	Canadian

Ben Au Ontario, Canada Chief Financial Officer, Vice-President, Finance and Administration	Chief Financial Officer, and Vice-President, Finance and Administration, of St Andrew Goldfields Ltd.	Canadian

Mary Quinn (note 1) Ontario, Canada Corporate Secretary	Corporate Secretary	Canadian

Geofrey Myers Ontario, Canada Assistant Secretary	Partner with Lang Michener LLP (law firm)	Canadian

Trapeze Capital Corp., Trapeze Asset Management Inc. and their affiliates Ontario, Canada	Trapeze Capital Corp. and Trapeze Asset Management Inc. are Toronto-based portfolio management firms which hold securities of St. Andrew Goldfields Ltd. in certain fully managed accounts for investment purposes. Randall Abramson is the President of Trapeze Capital Corp. and the CEO of Trapeze Asset Management Inc.	Canadian

Note 1: Ms. Mary Quinn resigned as Corporate Secretary of the Company effective on September 7, 2007.
Item 3. Source and Amount of Funds or Other Consideration
Since February 16, 2007 (the date of the previous Schedule 13D as filed by St Andrew) until August 31, 2007, St Andrew acquired an aggregate of 10,675,000 shares of Apollo Gold’s common stock at a price of CAN$0.44 per share (or US$0.42 per share) for a total price of CAN$4,697,000 (or US$4,483,500). The source of all funds was the general corporate funds of St Andrew. The currency exchange rate used herein is based on the Federal Reserve Bank of New York’s noon buying rate on August 31, 2007 of US$1.00 = CAN$1.0560.
Item 4. Purpose of Transaction
St Andrew acquired the 10,675,000 shares in the open market for investment purposes as part of its strategy to become a mid-tier gold mining company and exploration company through the acquisition of direct or indirect interests in gold properties in known gold belts located in stable political environments throughout the world. Depending on market conditions and other factors, St Andrew may increase or decrease its holdings in Apollo Gold in the future.
Except as otherwise disclosed herein, St Andrew has no current plans or proposals that relate to or would result in:
(a)	the acquisition by any person of additional securities of Apollo Gold, or the disposition of securities of Apollo Gold;
(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Apollo Gold or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of Apollo Gold or any of its subsidiaries;
(d)	any change in the present board of directors or management of Apollo Gold, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of Apollo Gold;
(f)	any other material change in Apollo Gold’s business or corporate structure including, but not limited to, if Apollo Gold is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g)	changes in Apollo Gold’s charter, bylaws or instruments corresponding thereto or other actions which may impeded acquisition of control of Apollo Gold by any person;
(h)	causing a class of securities of Apollo Gold to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	a class of equity securities of Apollo Gold becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
a.	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act.

28,675,000 shares of Apollo Gold’s common stock, representing approximately 19.99% of Apollo Gold’s issued and outstanding common stock.

b.	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

St Andrew holds the sole power to vote or to direct the vote and to dispose or to direct the disposition of 28,675,000 shares of Apollo Gold’s common stock, representing approximately 19.99% of Apollo Gold’s issued and outstanding common stock.

c.	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

Since February 16, 2007, the date of St Andrew’s most recent filing of Schedule 13D, until August 31, 2007, St Andrews acquired 10,675,000 shares of Apollo Gold’s common stock at a price of CAN$0.44 per share (or US$0.42 per share) for a total price of CAN$4,697,000 (or US$4,483,500). The currency exchange rate used herein is based on the Federal Reserve Bank of New York’s noon buying rate on August 31, 2007 of US$1.00 = CAN$1.0560.

d.	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

None.

e.	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.

Item 7. Material to be Filed as Exhibits.
Not applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 10, 2007

Date
/s/ Ben Au

Signature
Ben Au
Chief Financial Officer; Vice-President, Finance and Administration
Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).